August 31, 2015	Julie M. Allen Partner

d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel Morris

Re:	NovoCure Limited
Amended Draft Registration Statement on Form S-1
Submitted August 10, 2015
CIK No. 0001645113

Dear Mr. Morris:

On behalf of NovoCure Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 26, 2015 relating to the above-referenced amended draft registration statement of the Company submitted to the Commission on Form S-1 (CIK No. 0001645113) on August 10, 2015 (the “Amended Draft Registration Statement”).

The Company is concurrently publicly filing via EDGAR a revised registration statement (the “Registration Statement”) in response to the Staff’s comments to the Amended Draft Registration Statement and to reflect certain other updates. For the convenience of the Staff, we are supplementally providing a blacklined copy of the Registration Statement, marked to show changes from the Amended Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Registration Statement.

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Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 31, 2015

Prospectus Summary, page 1

1.	Please provide an expanded discussion of the additive and in some cases synergistic benefits offered by TT Fields. It is unclear whether you consider the example cited in your revised disclosure to be additive and/or synergistic. Please clarify your usage of these terms and provide specific examples of each benefit.

Response: The Company has revised the disclosure on page 1 to remove the reference to additive and synergistic benefits, and revised the disclosures on pages 3 and 73, with conforming changes on page 80, to clarify the usage of the terms “additive” and “synergistic”. Because these terms describe orders of magnitude of greater efficacy, the Company respectfully submits that the example provided in the Registration Statement on pages 3, 73 and 80 regarding increased cancer cell sensitivity to chemotherapy in the presence of TTFields in in vitro experiments essentially provides an example of both additive and synergistic benefits, as the orders of magnitude of increased sensitivity ranged from 275 times to over 1,250 times.

Our pivotal trial in recurrent GBM (EF-11), page 81

2.	We note your response to prior comment 4. However, it is unclear whether your treatment would cause an insignificant increase in side effects or “significantly fewer side effects.” Please reconcile your disclosure on pages 1 and 81 as well as your risk factor disclosure.

Response: The Company respectfully advises the Staff that the disclosure on page 1 is in reference to the use of TTFields in combination with radiation or chemotherapy, and in that context, TTFields, when used in combination with radiation or chemotherapy, would not significantly increase side effects as compared to using radiation or chemotherapy alone, whereas on page 81, the disclosure is in reference to Optune’s use as a monotherapy in the Company’s EF-11 pivotal trial, in which context it is appropriate to characterize Optune when used alone as having significantly fewer side effects when compared to chemotherapy when used alone. To improve the clarity of this distinction in response to the Staff’s comment, the Company has revised the disclosure on page 81.

Manufacturing, page 93

3.	Please disclose whether you have alternate suppliers for your ceramic discs. If not, please provide risk factor disclosure, if appropriate.

Response: The Company has revised the disclosure on pages 19 and 93 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Daniel Morris

August 31, 2015

Financial Statements

4.	Please revise the financial statements to provide all the disclosures required by FASB ASC 825-10-50. As applicable, provide the required disclosures for the long-term liabilities discussed in Notes 9 and 10.

Response: The Company has revised the disclosure on pages F-14 and F-18 in response to the Staff’s comment.

Note 13. Share Capital

c. Settlement agreement, page F-24

5.	We note that the founder will be obligated to pay an additional $2 million to you upon the sale of any ordinary shares subject to certain terms. Please tell us the conditions and terms under which the founder will sell shares. Refer to FASB ASC 450-30-50-1.

Response: The Company respectfully advises the Staff that under a letter of agreement between the Company and Prof. Yoram Palti, the Company has the right to satisfy up to $2 million of the Company’s cash obligations under the Company’s settlement agreement with the Technion from the net proceeds from any sale of, or dividend or distribution from, Prof. Palti’s ordinary shares. Following the consummation of a qualified initial public offering (as defined in the Company’s existing Articles of Association), which would include the initial public offering contemplated by the Registration Statement, the letter of agreement gives the Company the right to cause Prof. Palti to sell his shares in an open market transaction and to pay the net proceeds to the Company to satisfy the Company’s obligations to the Technion, provided that the Company may only exercise such right if the closing price of the ordinary shares is at least 80% of the price per share for which the ordinary shares were sold in the initial public offering (after deducting underwriting discounts and commissions and offering expenses). The Company has revised the disclosure on page F-24 to include the terms whereby the Company can require Prof. Palti to sell his shares to satisfy the Company’s obligations to the Technion.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3155 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:	William Doyle, NovoCure Limited
Asaf Danziger, NovoCure Limited
Reid E. Arstark, Proskauer Rose LLP
Richard D. Truesdell Jr., Davis Polk & Wardwell LLP